SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                    FORM 6-K



                        Report of Foreign Private Issuer


                     Pursuant to Rule 13a -16 or 15d -16 of
                       the Securities Exchange Act of 1934


                Report on Form 6-K for the month of February 2003

                                The BOC Group plc
                           Chertsey Road, Windlesham,
                                 Surrey GU20 6HJ
                                     England


          (Name and address of registrant's principal executive office)



         (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                         Form 20-F __X__ Form 40-F _____

         Enclosures:

         1. A notification dated 3 February 2003 advising of the completion on 31 January 2003 of the purchase by BOC Gazy of the business of Praxair Polska.
         2. A notification dated 4 February 2003 to advise that a copy of the First Quarter Results were available at the UKLA Document Viewing Facility.
         3. A notification dated 4 February 2003 advising of the acquisition of 40 Ordinary shares in the Company by C J O'Donnell, a director of the Company, under the Dividend Reinvestment Plan.
         4. A notification dated 5 February 2003 advising the purchase by Ogier Trustee Limited, as Trustee of The BOC Group plc Employee Share Trust
         (1995), of a total of 1,000,000 Ordinary shares of 25p each in the Company in which the directors have a technical interest.
         5. A notification dated 6 February 2003 advising details of the grant of options to A E Isaac, a director of the Company, under The BOC Group plc Executive Share Option Scheme 2003.
         6. A notification dated 6 February 2003 advising details of the grant of options to R Medori, a director of the Company, under The BOC Group plc Executive Share Option Scheme 2003.
         7. A notification dated 6 February 2003 advising details of the grant of options to J L Walsh, a director of the Company, under The BOC Group plc Executive Share Option Scheme 2003.
         8. A notification dated 6 February 2003 advising details of the grant of options to K Rajagopal, a director of the Company, under The BOC Group plc Executive Share Option Scheme 2003.
         9. A notification dated 6 February 2003 advising details of the grant of options to J A Bevan, a director of the Company, under The BOC Group plc Executive Share Option Scheme 2003.


                                                        Page 1 of Total 49 Pages

         10. A notification dated 7 February 2003 advising details of the grant of options to A E Isaac, a director of the Company, under The BOC Group plc Long Term Incentive Plan.
         11. A notification dated 7 February 2003 advising details of the grant of options to R Medori, a director of the Company, under The BOC Group plc Long Term Incentive Plan.
         12. A notification dated 7 February 2003 advising details of the grant of options to J L Walsh, a director of the Company, under The BOC Group plc Long Term Incentive Plan.
         13. A notification dated 7 February 2003 advising details of the grant of options to K Rajagopal, a director of the Company, under The BOC Group plc Long Term Incentive Plan.
         14. A notification dated 7 February 2003 advising details of the grant of options to J A Bevan, a director of the Company, under The BOC Group plc Long Term Incentive Plan.
         15. A notification dated 7 February 2003 advising of the exercise of an option and sale of shares by R Medori, a director of the Company.
         16. A notification dated 11 February 2003 advising of the exercise of an option and part sale of shares by J L Walsh, a director of the Company.
         17. A notification dated 13 February 2003 advising of the lapse of an option under The BOC Group plc Senior Executive Share Option Scheme by K Rajagopal, a director of the Company.
         18. A notification dated 14 February 2003 advising of the purchase of 6,000 Ordinary shares of 25p each in the Company by R J Margetts, a director of the Company.
         19. A notification dated 14 February 2003 to replace notification 18 above which was incomplete.
         20. A notification dated 17 February 2003 clarifying the details of the purchase of the 6,000 Ordinary shares of 25p each in the Company purchased by R J Margetts, a director of the Company.
         21. A notification dated 17 February 2003 advising of the transfer of 6,000 Ordinary shares of 25p each in the Company by R J Margetts, a director of the Company, to J S Margetts (Spouse).
         22. A notification dated 21 February 2003 advising of the jury verdict in the Fluorogas Contract Case.
         23. A notification dated 28 February 2003 advising that Aviva plc (formerly CGNU plc) no longer had a notifiable interest in the issued Ordinary shares of The BOC Group plc.

                                                        Page 2 of Total 49 Pages

   THE BOC GROUP plc ANNOUNCEMENT RELEASED TO A REGULATORY INFORMATION SERVICE
                               ON 3 FEBRUARY 2003
                  AT 07.00 HRS UNDER REF: PRNUK-3101031556-41C8


3 February 2003

BOC completes acquisition of Praxair Polska.

On 28 August 2002 The BOC Group announced that its Polish industrial gases company, BOC Gazy, intended to purchase the business of Praxair Polska, the Polish subsidiary of Praxair Inc.

This transaction was completed on 31 January 2003 following clearance from the Polish regulatory authorities and the satisfactory achievement of the conditions associated with the transaction.

--------------------- ----------------------------------------------------------
Contact:              Christopher Marsay, Group Manager - Investor Relations
--------------------- ----------------------------------------------------------
                      Tel: 01276 477222 (International +44 1276 477222)
--------------------- ----------------------------------------------------------



                                                        Page 3 of Total 49 Pages

   The BOC Group plc Announcement released to a Regulatory Information Service at 11.54 hrs on 4 February 2003 under ref no PRNUK- 0402031150-DEAB

4 February 2003

THE BOC GROUP plc - NEWS RELEASE ON THE FIRST QUARTER RESULTS FOR THE THREE MONTHS ENDED 31 DECEMBER 2002

A copy of the above document has been submitted to the UK Listing Authority and will shortly be available for inspection at the UK Listing Authority's Document Viewing Facility which, is situated at:

Financial Services Authority
25 The North Colonnade
Canary Wharf
London
E14 5HS

Tel.no. (0)20 7676 1000


                                                        Page 4 of Total 49 Pages

       THE BOC GROUP PLC ANNOUNCEMENT RELEASED TO A REGULATORY INFORMATION
             SERVICE AT 16.04 HRS ON 4 FEBRUARY 2003 UNDER REF NO.

                              PRNUK-0402031601-BD9C

                                   SCHEDULE 11

          NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS



All relevant boxes should be completed in block capital letters.
------ ---------------------------------------------- ---- ---------------------

1.      Name of company                               2.    Name of director
------ ---------------------------------------------- ---- ----------------------------------------------
        THE BOC GROUP PLC                                   CHRISTOPHER JOHN O'DONNELL
------ ---------------------------------------------- ---- ----------------------------------------------



------ ---------------------------------------------- ---- ----------------------------------------------
3.     Please state whether notification indicates    4.   Name of the registered holder(s) and, if
       that it is in respect of holding of the             more than one holder, the number of shares
       shareholder named in 2 above or in respect          held by each of them (if notified)
       of a non-beneficial interest or in the case
       of an individual holder if it is a holding
       of that person's spouse or children under
       the age of 18 or in respect of a
       non-beneficial interest
------ ---------------------------------------------- ---- ----------------------------------------------
       IN RESPECT OF A HOLDING OF THE DIRECTOR IN 2        CHRISTOPHER JOHN O'DONNELL
       ABOVE
------ ---------------------------------------------- ---- ----------------------------------------------


------ ---------------------------------------------- ---- ----------------------------------------------
5.     Please state whether notification relates to   6.   Please state the nature of the transaction.
       a person(s) connected with the director             For PEP transactions please indicate whether
       named in 2 above and identify the                   general/single co PEP and if
       connected person(s)                                 discretionary/non discretionary
------ ---------------------------------------------- ---- ----------------------------------------------
       N/A                                                 PURCHASE OF SHARES UNDER THE DIVIDEND
                                                           REINVESTMENT PLAN
------ ---------------------------------------------- ---- ----------------------------------------------


------- -------------------- ----- ------------------ ----- -------------------- ----- ------------------
7.      Number of             8.    Percentage of         9. Number of              10. Percentage of
        shares/amount of            issued class             shares/amount of           issued class
        stock acquired                                       stock disposed
------- -------------------- ----- ------------------ ----- -------------------- ----- ------------------
        40                          LESS THAN 0.01%          N/A                        N/A
------- -------------------- ----- ------------------ ----- -------------------- ----- ------------------

                                                        Page 5 of Total 49 Pages


-------- ------------------- ----- ------------------ ----- ------------------- ------ ------------------
11.      Class of security   12.   Price per share    13.   Date of             14.     Date
                                                            transaction                 company
                                                                                        informed
-------- ------------------- ----- ------------------ ----- ------------------- ------ ------------------
         ORDINARY SHARES           796P PER SHARE           3 FEBRUARY 2003            4 FEBRUARY 2003
         OF 25P EACH
-------- ------------------- ----- ------------------ ----- ------------------- ------ ------------------


------- --------------------------------------------- ----- ---------------------------------------------
15.     Total holding following this notification     16.   Total percentage holding of issued
                                                            class following this notification
------- --------------------------------------------- ----- ---------------------------------------------
        2,121                                               LESS THAN 0.01%
------- --------------------------------------------- ----- ---------------------------------------------

If a director has been granted options by the company please complete the following boxes.
------- --------------------------------------------- ----- ---------------------------------------------
17.     Date of grant                                 18.   Period during which or date on which
                                                            options exercisable
------- --------------------------------------------- ----- ---------------------------------------------
        N/A                                                 N/A
------- --------------------------------------------- ----- ---------------------------------------------


------- --------------------------------------------- ----- ---------------------------------------------
19.     Total amount paid (if any) for grant of the   20.   Description of shares or debentures
        option                                              involved: class, number
------- --------------------------------------------- ----- ---------------------------------------------
        N/A                                                 N/A
------- --------------------------------------------- ----- ---------------------------------------------


------- --------------------------------------------- ----- ---------------------------------------------
21.     Exercise price (if fixed at time of grant)    22.   Total number of shares or
        or indication that price is to be                   debentures over which options held
        fixed at time of exercise                           following this notification
------- --------------------------------------------- ----- ---------------------------------------------
        N/A                                                 N/A
------- --------------------------------------------- ----- ---------------------------------------------


------- --------------------------------------------- ----- ---------------------------------------------
23.     Any additional information                    24.   Name of contact and telephone number for
                                                            queries
------- --------------------------------------------- ----- ---------------------------------------------
        N/A                                                 DAVID KINNAIR 01276 807649
------- --------------------------------------------- ----- ---------------------------------------------


-------- ------------------------------------------------------------------------------------------------
25. Name and signature of authorised company official responsible for making this notification

         DAVID KINNAIR, ASSISTANT COMPANY SECRETARY
         Date of notification _4 FEBRUARY 2003___________________

-------- ------------------------------------------------------------------------------------------------


                                                        Page 6 of Total 49 Pages

   THE BOC GROUP plc ANNOUNCEMENT RELEASED TO A REGULATORY INFORMATION SERVICE
        ON 5 FEBRUARY 2003 AT 18:09 HRS UNDER REF: PRNUK-0502031805-4213

THE BOC GROUP plc EMPLOYEE SHARE TRUST (1995)

         The BOC Group plc has been notified of the purchase on 5 February 2003 of 1,000,000 The BOC Group plc Ordinary shares of 25p each at a purchase price of 746.87p per share by Ogier Trustee Limited for The BOC Group plc Employee Share Trust (1995). This Trust was established for the purpose of satisfying the exercise, in due course, of options under senior executive share option plans.


         Each of the directors of The BOC Group plc, who is an employee, is a potential beneficiary under the Trust and therefore for Companies Act purposes is regarded as interested in all of these Ordinary shares. Despite the technical interest in all the Ordinary shares each director will only be entitled to receive Ordinary shares from the Trust to the extent that options are granted to him in respect of these Ordinary shares.

         Options granted to directors under the senior executive share option plans have previously been notified, most recently on 8 February 2002.



                                                        Page 7 of Total 49 Pages

       THE BOC GROUP PLC ANNOUNCEMENT RELEASED TO A REGULATORY INFORMATION
             SERVICE AT 18.06 HRS ON 6 FEBRUARY 2003 UNDER REF NO.

                              PRNUK-0602031803-909C

                                   SCHEDULE 11

          NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS



All relevant boxes should be completed in block capital letters.
------ ---------------------------------------------- ---- ----------------------------------------------

1.      Name of company                               2.   Name of director
------ ---------------------------------------------- ---- ----------------------------------------------
        THE BOC GROUP PLC                                   ANTHONY ERIC ISAAC
------ ---------------------------------------------- ---- ----------------------------------------------


------ ---------------------------------------------- ---- ----------------------------------------------
3.     Please state whether notification indicates    4.   Name of the registered holder(s) and, if
       that it is in respect of holding of the             more than one holder, the number of shares
       shareholder named in 2 above or in respect          held by each of them (if notified)
       of a non-beneficial interest or in the case
       of an individual holder if it is a holding
       of that person's spouse or children under
       the age of 18 or in respect of a
       non-beneficial interest
------ ---------------------------------------------- ---- ----------------------------------------------
       IN RESPECT OF A HOLDING OF THE DIRECTOR IN 2        ANTHONY ERIC ISAAC
       ABOVE
------ ---------------------------------------------- ---- ----------------------------------------------


------ ---------------------------------------------- ---- ----------------------------------------------
5.     Please state whether notification relates to    6. Please state the nature of the transaction.
       a person(s) connected with the director            For PEP transactions please indicate whether
       named in 2 above and identify the                  general/single co PEP and if
       connected person(s)                                discretionary/non discretionary
------ ---------------------------------------------- ---- ----------------------------------------------
       N/A                                                 GRANT OF OPTIONS
------ ---------------------------------------------- ---- ----------------------------------------------


------- -------------------- ----- ------------------ ----- -------------------- ----- ------------------
7.      Number of            8.    Percentage of       9.   Number of            10.    Percentage of
        shares/amount of           issued class             shares/amount of            issued class
        stock acquired                                      stock disposed
------- -------------------- ----- ------------------ ----- -------------------- ----- ------------------
        N/A                        N/A                      N/A                         N/A
------- -------------------- ----- ------------------ ----- -------------------- ----- ------------------


-------- ------------------- ----- ------------------ ----- ------------------- ------ ------------------
11.      Class of security    12.   Price per share   13.   Date of             14.     Date company
                                                            transaction                 informed



                                                        Page 8 of Total 49 Pages



-------- ------------------- ----- ------------------ ----- ------------------- ------ ------------------
         ORDINARY SHARES           N/A                      6 FEBRUARY 2003            6 FEBRUARY 2003
         OF 25P EACH
-------- ------------------- ----- ------------------ ----- ------------------- ------ ------------------

------- --------------------------------------------- ----- ---------------------------------------------
15.     Total holding following this notification      16.  Total percentage holding of issued
                                                            class following this notification
------- --------------------------------------------- ----- ---------------------------------------------
        N/A                                                 N/A
------- --------------------------------------------- ----- ---------------------------------------------


If a director has been granted options by the company please complete the following boxes.
------- --------------------------------------------- ----- ---------------------------------------------
17.     Date of grant                                  18.  Period during which or date on which
                                                            options exercisable
------- --------------------------------------------- ----- ---------------------------------------------
        6 FEBRUARY 2003                                     6 FEBRUARY 2006 TO 6 FEBRUARY 2013 SUBJECT
                                                            TO A PERFORMANCE CONDITION
------- --------------------------------------------- ----- ---------------------------------------------


------- --------------------------------------------- ----- ---------------------------------------------
19.     Total amount paid (if any) for grant of the    20.  Description of shares or debentures
        option                                              involved: class, number
------- --------------------------------------------- ----- ---------------------------------------------
        N/A                                                 149,178 ORDINARY SHARES OF 25P EACH GRANTED
                                                            UNDER THE BOC GROUP EXECUTIVE SHARE OPTION
                                                            SCHEME 2003
------- --------------------------------------------- ----- ---------------------------------------------


------- --------------------------------------------- ----- ---------------------------------------------
21.     Exercise price (if fixed at time of grant)     22.  Total number of shares or debentures over
        or indication that price is to be fixed at          which options held following this
        time of exercise                                    notification
------- --------------------------------------------- ----- ---------------------------------------------
        776P                                                1,102,235
------- --------------------------------------------- ----- ---------------------------------------------


------- --------------------------------------------- ----- ---------------------------------------------
23.     Any additional information                    24.   Name of contact and telephone number for
                                                            queries
------- --------------------------------------------- ----- ---------------------------------------------
------- --------------------------------------------- ----- ---------------------------------------------
        N/A                                                 DAVID KINNAIR 01276 807649
------- --------------------------------------------- ----- ---------------------------------------------


-------- ------------------------------------------------------------------------------------------------
25.     Name and signature of authorised company official responsible for making this notification

         DAVID KINNAIR, ASSISTANT COMPANY SECRETARY
         Date of notification 6 FEBRUARY 2003___________________

-------- ------------------------------------------------------------------------------------------------




                                                        Page 9 of Total 49 Pages

       THE BOC GROUP PLC ANNOUNCEMENT RELEASED TO A REGULATORY INFORMATION
             SERVICE AT 18.10 HRS ON 6 FEBRUARY 2003 UNDER REF NO.

                              PRNUK-0602031807-545E

                                   SCHEDULE 11

          NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS



All relevant boxes should be completed in block capital letters.
------ ---------------------------------------------- ---- ----------------------------------------------

1.      Name of company                               2.   Name of director
------ ---------------------------------------------- ---- ----------------------------------------------
       THE BOC GROUP PLC                                   RENE MEDORI
------ ---------------------------------------------- ---- ----------------------------------------------


------ ---------------------------------------------- ---- ----------------------------------------------
3.     Please state whether notification indicates    4.   Name of the registered holder(s) and, if
       that it is in respect of holding of the             more than one holder, the number of shares
       shareholder named in 2 above or in respect          held by each of them (if notified)
       of a non-beneficial interest or in the case
       of an individual holder if it is a holding
       of that person's spouse or children under
       the age of 18 or in respect of a
       non-beneficial interest
------ ---------------------------------------------- ---- ----------------------------------------------
       IN RESPECT OF A HOLDING OF THE DIRECTOR IN 2        RENE MEDORI
       ABOVE
------ ---------------------------------------------- ---- ----------------------------------------------


------ ---------------------------------------------- ---- ----------------------------------------------
5.     Please state whether notification relates to    6.  Please state the nature of the transaction.
       a person(s) connected with the director             For PEP transactions please indicate whether
       named in 2 above and identify the connected         general/single co PEP and if
       person(s)                                           discretionary/non discretionary
------ ---------------------------------------------- ---- ----------------------------------------------
       N/A                                                 GRANT OF OPTIONS
------ ---------------------------------------------- ---- ----------------------------------------------


------- -------------------- ----- ------------------ ----- -------------------- ----- ------------------
7.      Number of             8.    Percentage of      9.    Number of           10.    Percentage of
        shares/amount of            issued class             shares/amount of           issued class
        stock acquired                                       stock disposed
------- -------------------- ----- ------------------ ----- -------------------- ----- ------------------
        N/A                         N/A                      N/A                        N/A
------- -------------------- ----- ------------------ ----- -------------------- ----- ------------------


-------- ------------------- ----- ------------------ ----- ------------------- ------ ------------------
11.      Class of security   12.    Price per share    13.   Date of             14.   Date company
                                                             transaction               informed


                                                       Page 10 of Total 49 Pages


-------- ------------------- ----- ------------------ ----- ------------------- ------ ------------------
         ORDINARY SHARES           N/A                      6 FEBRUARY 2003            6 FEBRUARY 2003
         OF 25P EACH
-------- ------------------- ----- ------------------ ----- ------------------- ------ ------------------


------- --------------------------------------------- ----- ---------------------------------------------
15.      Total holding following this notification     16.   Total percentage holding of issued
                                                             class following this notification
------- --------------------------------------------- ----- ---------------------------------------------
        N/A                                                 N/A
------- --------------------------------------------- ----- ---------------------------------------------


If a director has been granted options by the company please complete the following boxes.
------- --------------------------------------------- ----- ---------------------------------------------
17.     Date of grant                                  18.   Period during which or date on which
                                                             options exercisable
------- --------------------------------------------- ----- ---------------------------------------------
        6 FEBRUARY 2003                                      6 FEBRUARY 2006 TO 6 FEBRUARY 2013 SUBJECT
                                                             TO A PERFORMANCE CONDITION
------- --------------------------------------------- ----- ---------------------------------------------


------- --------------------------------------------- ----- ---------------------------------------------
19.     Total amount paid (if any) for grant of the    20.   Description of shares or debentures
        option                                               involved: class, number
------- --------------------------------------------- ----- ---------------------------------------------
        N/A                                                 78,141 ORDINARY SHARES OF 25P EACH GRANTED
                                                            UNDER THE BOC GROUP EXECUTIVE SHARE OPTION
                                                            SCHEME 2003
------- --------------------------------------------- ----- ---------------------------------------------


------- --------------------------------------------- ----- ---------------------------------------------
21.     Exercise price (if fixed at time of grant)     22.  Total number of shares or debentures over
        or indication that price is to be fixed at          which options held following this
        time of exercise                                    notification
------- --------------------------------------------- ----- ---------------------------------------------
        776P                                                462,025
------- --------------------------------------------- ----- ---------------------------------------------


------- --------------------------------------------- ----- ---------------------------------------------
23.     Any additional information                    24.   Name of contact and telephone number for
                                                            queries
------- --------------------------------------------- ----- ---------------------------------------------
        N/A                                                 DAVID KINNAIR 01276 807649
------- --------------------------------------------- ----- ---------------------------------------------


-------- ------------------------------------------------------------------------------------------------
25.     Name and signature of authorised company official responsible for making this notification

         DAVID KINNAIR, ASSISTANT COMPANY SECRETARY
         Date of notification 6 FEBRUARY 2003___________________

-------- ------------------------------------------------------------------------------------------------



                                                       Page 11 of Total 49 Pages

       THE BOC GROUP PLC ANNOUNCEMENT RELEASED TO A REGULATORY INFORMATION
             SERVICE AT 18.12 HRS ON 6 FEBRUARY 2003 UNDER REF NO.

                              PRNUK-0602031810-A645

                                   SCHEDULE 11

          NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS



All relevant boxes should be completed in block capital letters.
------ ---------------------------------------------- ---- ----------------------------------------------
1.      Name of company                                    2. Name of director
------ ---------------------------------------------- ---- ----------------------------------------------
       THE BOC GROUP PLC                                   JOHN LAWRENCE WALSH
------ ---------------------------------------------- ---- ----------------------------------------------


------ ---------------------------------------------- ---- ----------------------------------------------
3.     Please state whether notification indicates    4.   Name of the registered holder(s) and, if
       that it is in respect of holding of the             more than one holder, the number of shares
       shareholder named in 2 above or in respect          held by each of them (if notified)
       of a non-beneficial interest or in the case
       of an individual holder if it is a holding
       of that person's spouse or children under
       the age of 18 or in respect of a
       non-beneficial interest
------ ---------------------------------------------- ---- ----------------------------------------------
       IN RESPECT OF A HOLDING OF THE DIRECTOR IN 2        JOHN LAWRENCE WALSH
       ABOVE
------ ---------------------------------------------- ---- ----------------------------------------------


------ ---------------------------------------------- ---- ----------------------------------------------
5.     Please state whether notification relates to    6.  Please state the nature of the transaction.
       a person(s) connected with the director             For PEP transactions please indicate whether
       named in 2 above and identify the connected         general/single co PEP and if
       person(s)                                           discretionary/non discretionary
------ ---------------------------------------------- ---- ----------------------------------------------
       N/A                                                 GRANT OF OPTIONS
------ ---------------------------------------------- ---- ----------------------------------------------


------- -------------------- ----- ------------------ ----- -------------------- ----- ------------------
7.      Number of             8.    Percentage of      9. Number of               10.   Percentage of
        shares/amount of            issued class          shares/amount of              issued class
        stock acquired                                    stock disposed
------- -------------------- ----- ------------------ ----- -------------------- ----- ------------------
        N/A                        N/A                      N/A                        N/A
------- -------------------- ----- ------------------ ----- -------------------- ----- ------------------


-------- ------------------- ----- ------------------ ----- ------------------- ------ ------------------
11.      Class of security   12.    Price per share    13.   Date of              14.  Date company
                                                             transaction               informed
-------- ------------------- ----- ------------------ ----- ------------------- ------ ------------------


                                                       Page 12 of Total 49 Pages


         ORDINARY SHARES           N/A                      6 FEBRUARY 2003            6 FEBRUARY 2003
         OF 25P EACH
-------- ------------------- ----- ------------------ ----- ------------------- ------ ------------------


------- --------------------------------------------- ----- ---------------------------------------------
15.      Total holding following this notification     16.  Total percentage
                                                            holding of issued
                                                            class following this
                                                            notification
------- --------------------------------------------- ----- ---------------------------------------------
        N/A                                                 N/A
------- --------------------------------------------- ----- ---------------------------------------------


If a director has been granted options by the company please complete the following boxes.
------- --------------------------------------------- ----- ---------------------------------------------
17.      Date of grant                                 18.   Period during which
                                                             or date on which
                                                             options exercisable
------- --------------------------------------------- ----- ---------------------------------------------
        6 FEBRUARY 2003                                     6 FEBRUARY 2006 TO 6 FEBRUARY 2013 SUBJECT
                                                            TO A PERFORMANCE CONDITION
------- --------------------------------------------- ----- ---------------------------------------------


------- --------------------------------------------- ----- ---------------------------------------------
19.     Total amount paid (if any) for grant of the    20.   Description of shares or debentures
        option                                               involved: class, number
------- --------------------------------------------- ----- ---------------------------------------------
        N/A                                                 74,589 ORDINARY SHARES OF 25P EACH GRANTED
                                                            UNDER THE BOC GROUP EXECUTIVE SHARE OPTION
                                                            SCHEME 2003
------- --------------------------------------------- ----- ---------------------------------------------


------- --------------------------------------------- ----- ---------------------------------------------
21.     Exercise price (if fixed at time of grant)     22.   Total number of shares or debentures over
        or indication that price is to be fixed at           which options held following this
        time of exercise                                     notification
------- --------------------------------------------- ----- ---------------------------------------------
        776P                                                 470,264
------- --------------------------------------------- ----- ---------------------------------------------


------- --------------------------------------------- ----- ---------------------------------------------
23.     Any additional information                    24.   Name of contact and telephone number for
                                                            queries
------- --------------------------------------------- ----- ---------------------------------------------
        N/A                                                 DAVID KINNAIR 01276 807649
------- --------------------------------------------- ----- ---------------------------------------------


-------- ------------------------------------------------------------------------------------------------
25.     Name and signature of authorised company official responsible for making this notification

         DAVID KINNAIR, ASSISTANT COMPANY SECRETARY
         Date of notification 6 FEBRUARY 2003___________________

-------- ------------------------------------------------------------------------------------------------

                                                       Page 13 of Total 49 Pages

       THE BOC GROUP PLC ANNOUNCEMENT RELEASED TO A REGULATORY INFORMATION
             SERVICE AT 18.25 HRS ON 6 FEBRUARY 2003 UNDER REF NO.

                              PRNUK-0602031822-966D

                                   SCHEDULE 11

          NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS



All relevant boxes should be completed in block capital letters.
------ ---------------------------------------------- ---- ----------------------------------------------
1.      Name of company                                2.  Name of director
------ ---------------------------------------------- ---- ----------------------------------------------
       THE BOC GROUP PLC                                   KRISHNAMURTHY RAJAGOPAL
------ ---------------------------------------------- ---- ----------------------------------------------


------ ---------------------------------------------- ---- ----------------------------------------------
3.     Please state whether notification indicates     4.  Name of the registered holder(s) and, if
       that it is in respect of holding of the             more than one holder, the number of shares
       shareholder named in 2 above or in respect          held by each of them (if notified)
       of a non-beneficial interest or in the case
       of an individual holder if it is a holding
       of that person's spouse or children under
       the age of 18 or in respect of a
       non-beneficial interest
------ ---------------------------------------------- ---- ----------------------------------------------
       IN RESPECT OF A HOLDING OF THE DIRECTOR IN 2        KRISHNAMURTHY RAJAGOPAL
       ABOVE
------ ---------------------------------------------- ---- ----------------------------------------------


------ ---------------------------------------------- ---- ----------------------------------------------
5.      Please state whether notification relates to   6. Please state the nature of the transaction.
        a person(s) connected with the director           For PEP transactions please indicate whether
        named in 2 above and identify the connected       general/single co PEP and if
        person(s)                                         discretionary/non discretionary
------ ---------------------------------------------- ---- ----------------------------------------------
       N/A                                                 GRANT OF OPTIONS

------ ---------------------------------------------- ---- ----------------------------------------------



------- -------------------- ----- ------------------ ----- -------------------- ----- ------------------
7.      Number of             8.   Percentage of       9.   Number of            10.   Percentage of
        shares/amount              issued class             shares/amount              issued class
        of stock                                            of stock
        acquired                                            disposed
------- -------------------- ----- ------------------ ----- -------------------- ----- ------------------
        N/A                        N/A                      N/A                        N/A
------- -------------------- ----- ------------------ ----- -------------------- ----- ------------------


-------- ------------------- ----- ------------------ ----- ------------------- ------ ------------------
11.      Class of security    12.  Price per share    13.    Date of            14.    Date company
                                                             transaction

                                                       Page 14 of Total 49 Pages

                                                                                        informed
-------- ------------------- ----- ------------------ ----- ------------------- ------ ------------------
         ORDINARY SHARES           N/A                      6 FEBRUARY 2003            6 FEBRUARY 2003
         OF 25P EACH
-------- ------------------- ----- ------------------ ----- ------------------- ------ ------------------


------- --------------------------------------------- ----- ---------------------------------------------
15.     Total holding following this notification      16.  Total percentage holding of issued
                                                            class following this notification
------- --------------------------------------------- ----- ---------------------------------------------
        N/A                                                 N/A
------- --------------------------------------------- ----- ---------------------------------------------


If a director has been granted options by the company please complete the following boxes.
------- --------------------------------------------- ----- ---------------------------------------------
17.     Date of grant                                   18. Period during which or date on which
                                                            options exercisable
------- --------------------------------------------- ----- ---------------------------------------------
        6 FEBRUARY 2003                                     6 FEBRUARY 2006 TO 6 FEBRUARY 2013 SUBJECT
                                                            TO A PERFORMANCE CONDITION
------- --------------------------------------------- ----- ---------------------------------------------


------- --------------------------------------------- ----- ---------------------------------------------
19.     Total amount paid (if any) for grant of the    20.  Description of shares or debentures
        option                                              involved: class, number
------- --------------------------------------------- ----- ---------------------------------------------
        N/A                                                 74,589 ORDINARY SHARES OF 25P EACH GRANTED
                                                            UNDER THE BOC GROUP EXECUTIVE SHARE OPTION
                                                            SCHEME 2003
------- --------------------------------------------- ----- ---------------------------------------------


------- --------------------------------------------- ----- ---------------------------------------------
21.     Exercise price (if fixed at time of grant)     22.   Total number of shares or debentures over
        or indication that price is to be fixed at           which options held following this
        time of exercise                                     notification
------- --------------------------------------------- ----- ---------------------------------------------
        776P                                                549,014
------- --------------------------------------------- ----- ---------------------------------------------


------- --------------------------------------------- ----- ---------------------------------------------
23.     Any additional information                    24.   Name of contact and telephone number for
                                                            queries
------- --------------------------------------------- ----- ---------------------------------------------
        N/A                                                 DAVID KINNAIR 01276 807649
------- --------------------------------------------- ----- ---------------------------------------------


-------- ------------------------------------------------------------------------------------------------
25.      Name and signature of authorised company official responsible for making this notification

         DAVID KINNAIR, ASSISTANT COMPANY SECRETARY
         Date of notification 6 FEBRUARY 2003___________________

-------- ------------------------------------------------------------------------------------------------


                                                       Page 15 of Total 49 Pages

       THE BOC GROUP PLC ANNOUNCEMENT RELEASED TO A REGULATORY INFORMATION
             SERVICE AT 18.30 HRS ON 6 FEBRUARY 2003 UNDER REF NO.

                              PRNUK-0602031825-0908

                                   SCHEDULE 11

          NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS



All relevant boxes should be completed in block capital letters.
------ ---------------------------------------------- ---- ----------------------------------------------
1.      Name of company                                2.  Name of director
------ ---------------------------------------------- ---- ----------------------------------------------
        THE BOC GROUP PLC                                   JOHN ANDREW BEVAN
------ ---------------------------------------------- ---- ----------------------------------------------


------ ---------------------------------------------- ---- ----------------------------------------------
3.     Please state whether notification indicates    4.   Name of the registered holder(s) and, if
       that it is in respect of holding of the             more than one holder, the number of shares
       shareholder named in 2 above or in respect          held by each of them (if notified)
       of a non-beneficial interest or in the case
       of an individual holder if it is a holding
       of that person's spouse or children under
       the age of 18 or in respect of a
       non-beneficial interest
------ ---------------------------------------------- ---- ----------------------------------------------
       IN RESPECT OF A HOLDING OF THE DIRECTOR IN 2        JOHN ANDREW BEVAN
       ABOVE
------ ---------------------------------------------- ---- ----------------------------------------------


------ ---------------------------------------------- ---- ----------------------------------------------
5.      Please state whether notification relates to   6.   Please state the nature of the transaction.
        a person(s) connected with the director             For PEP transactions please indicate whether
        named in 2 above and identify the connected         general/single co PEP and if
        person(s)                                           discretionary/non discretionary
------ ---------------------------------------------- ---- ----------------------------------------------
       N/A                                                 GRANT OF OPTIONS
------ ---------------------------------------------- ---- ----------------------------------------------


------- -------------------- ----- ------------------ ----- -------------------- ----- ------------------
7.      Number of             8.   Percentage of       9.    Number of            10.   Percentage of
        shares/amount of           issued class              shares/amount of           issued class
        stock acquired                                       stock disposed
------- -------------------- ----- ------------------ ----- -------------------- ----- ------------------
        N/A                        N/A                      N/A                        N/A
------- -------------------- ----- ------------------ ----- -------------------- ----- ------------------


-------- ------------------- ----- ------------------ ----- ------------------- ------ ------------------
11.      Class of security   12.   Price per share     13.  Date of              14.    Date company
                                                            transaction                 informed
-------- ------------------- ----- ------------------ ----- ------------------- ------ ------------------


                                                       Page 16 of Total 49 Pages


         ORDINARY SHARES           N/A                      6 FEBRUARY 2003            6 FEBRUARY 2003
         OF 25P EACH
-------- ------------------- ----- ------------------ ----- ------------------- ------ ------------------


------- --------------------------------------------- ----- ---------------------------------------------
15.      Total holding following this notification     16.  Total percentage holding of issued
                                                            class following this notification
------- --------------------------------------------- ----- ---------------------------------------------
        N/A                                                 N/A
------- --------------------------------------------- ----- ---------------------------------------------


If a director has been granted options by the company please complete the following boxes.
------- --------------------------------------------- ----- ---------------------------------------------
17.      Date of grant                                 18.  Period during which or date on which
                                                            options exercisable
------- --------------------------------------------- ----- ---------------------------------------------
        6 FEBRUARY 2003                                     6 FEBRUARY 2006 TO 6 FEBRUARY 2013 SUBJECT
                                                            TO A PERFORMANCE CONDITION
------- --------------------------------------------- ----- ---------------------------------------------


------- --------------------------------------------- ----- ---------------------------------------------
19.     Total amount paid (if any) for grant of the    20.  Description of shares or debentures
        option                                              involved: class, number
------- --------------------------------------------- ----- ---------------------------------------------
        N/A                                                 67,654 ORDINARY SHARES OF 25P EACH GRANTED
                                                            UNDER THE BOC GROUP EXECUTIVE SHARE OPTION
                                                            SCHEME 2003
------- --------------------------------------------- ----- ---------------------------------------------


------- --------------------------------------------- ----- ---------------------------------------------
21.     Exercise price (if fixed at time of grant)     22.  Total number of shares or debentures over
        or indication that price is to be fixed at          which options held following this
        time of exercise                                    notification
------- --------------------------------------------- ----- ---------------------------------------------
        776P                                                286,063
------- --------------------------------------------- ----- ---------------------------------------------


------- --------------------------------------------- ----- ---------------------------------------------
23.     Any additional information                    24.   Name of contact and telephone number for
                                                            queries
------- --------------------------------------------- ----- ---------------------------------------------
        N/A                                                 DAVID KINNAIR 01276 807649
------- --------------------------------------------- ----- ---------------------------------------------


-------- ------------------------------------------------------------------------------------------------
25.     Name and signature of authorised company official responsible for making this notification

        DAVID KINNAIR, ASSISTANT COMPANY SECRETARY
        Date of notification 6 FEBRUARY 2003___________________

-------- ------------------------------------------------------------------------------------------------


                                                       Page 17 of Total 49 Pages

       THE BOC GROUP PLC ANNOUNCEMENT RELEASED TO A REGULATORY INFORMATION
             SERVICE AT 12.55 HRS ON 7 FEBRUARY 2003 UNDER REF NO.

                              PRNUK-0702031252-719D

                                   SCHEDULE 11

          NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS



All relevant boxes should be completed in block capital letters.
------ ---------------------------------------------- ---- ----------------------------------------------
1.      Name of company                               2.   Name of director
------ ---------------------------------------------- ---- ----------------------------------------------
       THE BOC GROUP PLC                                   ANTHONY ERIC ISAAC
------ ---------------------------------------------- ---- ----------------------------------------------


------ ---------------------------------------------- ---- ----------------------------------------------
3.     Please state whether notification indicates    4.   Name of the registered holder(s) and, if
       that it is in respect of holding of the             more than one holder, the number of shares
       shareholder named in 2 above or in respect          held by each of them (if notified)
       of a non-beneficial interest or in the case
       of an individual holder if it is a holding
       of that person's spouse or children under
       the age of 18 or in respect of a
       non-beneficial interest
------ ---------------------------------------------- ---- ----------------------------------------------
       IN RESPECT OF A HOLDING OF THE DIRECTOR IN 2        ANTHONY ERIC ISAAC
       ABOVE
------ ---------------------------------------------- ---- ----------------------------------------------


------ ---------------------------------------------- ---- ----------------------------------------------
5.      Please state whether notification relates to  6.   Please state the nature of the transaction.
        a person(s) connected with the director            For PEP transactions please indicate whether
        named in 2 above and identify the connected        general/single co PEP and if
        person(s)                                          discretionary/non discretionary
------ ---------------------------------------------- ---- ----------------------------------------------
       N/A                                                 LONG TERM INCENTIVE PLAN GRANT

------ ---------------------------------------------- ---- ----------------------------------------------


------- -------------------- ----- ------------------ ----- -------------------- ----- ------------------
7.      Number of            8.    Percentage of         9. Number of            10.   Percentage of
        shares/amount of           issued class             shares/amount of            issued class
        stock acquired                                      stock disposed
------- -------------------- ----- ------------------ ----- -------------------- ----- ------------------
        N/A                        N/A                      N/A                        N/A
------- -------------------- ----- ------------------ ----- -------------------- ----- ------------------


-------- ------------------- ----- ------------------ ----- ------------------- ------ ------------------
11.      Class of            12.   Price per          13.   Date of             14. Date


                                                       Page 18 of Total 49 Pages


         security                  share                    transaction                company informed
-------- ------------------- ----- ------------------ ----- ------------------- ------ ------------------
         ORDINARY SHARES           N/A                      6 FEBRUARY 2003            6 FEBRUARY 2003
         OF 25P EACH
-------- ------------------- ----- ------------------ ----- ------------------- ------ ------------------


------- --------------------------------------------- ----- ---------------------------------------------
15.     Total holding following this notification     16.   Total percentage holding of issued class
                                                            following this notification
------- --------------------------------------------- ----- ---------------------------------------------
        N/A                                                 N/A
------- --------------------------------------------- ----- ---------------------------------------------


If a director has been granted options by the company please complete the following boxes.
------- --------------------------------------------- ----- ---------------------------------------------
17.     Date of grant                                 18.   Period during which or date on which
                                                            options exercisable
------- --------------------------------------------- ----- ---------------------------------------------
        6 FEBRUARY 2003                                     6 FEBRUARY 2006  SUBJECT TO PERFORMANCE
                                                            CONDITIONS
------- --------------------------------------------- ----- ---------------------------------------------


------- --------------------------------------------- ----- ---------------------------------------------
19.     Total amount paid (if any) for grant of the   20.   Description of shares or debentures
        option                                              involved: class, number
------- --------------------------------------------- ----- ---------------------------------------------
        N/A                                                 127,867 ORDINARY SHARES OF 25P EACH GRANTED
                                                            UNDER THE BOC GROUP LONG TERM INCENTIVE PLAN
------- --------------------------------------------- ----- ---------------------------------------------


------- --------------------------------------------- ----- ---------------------------------------------
21.     Exercise price (if fixed at time of grant)    22.   Total number of shares or debentures over
        or indication that price is to be fixed at          which options held following this
        time of exercise                                    notification
------- --------------------------------------------- ----- ---------------------------------------------
        OPTIONS GRANTED AT NIL COST                         1,230,102
------- --------------------------------------------- ----- ---------------------------------------------


------- --------------------------------------------- ----- ---------------------------------------------
23.     Any additional information                    24.   Name of contact and telephone number for
                                                            queries
------- --------------------------------------------- ----- ---------------------------------------------
        The options, granted under The BOC Group            DAVID KINNAIR 01276 807649
        Long Term Incentive Plan may be satisfied
        by a new issue of shares to the director or
        by a transfer of shares from The BOC Group
        plc Employee Share Trust (1995). The Trust
        has the right to subscribe the number of
        shares required to satisfy the option.

------- --------------------------------------------- ----- ---------------------------------------------


                                                       Page 19 of Total 49 Pages

-------- ------------------------------------------------------------------------------------------------
25.     Name and signature of authorised company official responsible for making this notification

        DAVID KINNAIR, ASSISTANT COMPANY SECRETARY
        Date of notification 7 FEBRUARY 2003___________________

-------- ------------------------------------------------------------------------------------------------


                                                       Page 20 of Total 49 Pages

       THE BOC GROUP PLC ANNOUNCEMENT RELEASED TO A REGULATORY INFORMATION
             SERVICE AT 12.57 HRS ON 7 FEBRUARY 2003 UNDER REF NO.

                              PRNUK-0702031254-CD27

                                   SCHEDULE 11

          NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS


All relevant boxes should be completed in block capital letters.
------ ---------------------------------------------- ---- ----------------------------------------------
1.      Name of company                               2.   Name of director
------ ---------------------------------------------- ---- ----------------------------------------------
       THE BOC GROUP PLC                                   RENE MEDORI
------ ---------------------------------------------- ---- ----------------------------------------------


------ ---------------------------------------------- ---- ----------------------------------------------
3.     Please state whether notification indicates    4.   Name of the registered holder(s) and, if
       that it is in respect of holding of the             more than one holder, the number of shares
       shareholder named in 2 above or in respect          held by each of them (if notified)
       of a non-beneficial interest or in the case
       of an individual holder if it is a holding
       of that person's spouse or children under
       the age of 18 or in respect of a
       non-beneficial interest
------ ---------------------------------------------- ---- ----------------------------------------------
       IN RESPECT OF A HOLDING OF THE DIRECTOR IN 2        RENE MEDORI
       ABOVE
------ ---------------------------------------------- ---- ----------------------------------------------


------ ---------------------------------------------- ---- ----------------------------------------------
5.      Please state whether notification relates to  6.   Please state the nature of the transaction.
        a person(s) connected with the director            For PEP transactions please indicate whether
        named in 2 above and identify the connected        general/single co PEP and if
        person(s)                                          discretionary/non discretionary
------ ---------------------------------------------- ---- ----------------------------------------------
       N/A                                                 LONG TERM INCENTIVE PLAN GRANT
------ ---------------------------------------------- ---- ----------------------------------------------


------- -------------------- ----- ------------------ ----- -------------------- ----- ------------------
7.      Number of            8.    Percentage of         9. Number of            10.   Percentage of
        shares/amount of           issued class             shares/amount of            issued class
        stock acquired                                      stock disposed
------- -------------------- ----- ------------------ ----- -------------------- ----- ------------------
        N/A                        N/A                      N/A                        N/A
------- -------------------- ----- ------------------ ----- -------------------- ----- ------------------

-------- ------------------- ----- ------------------ ----- ------------------- ------ ------------------
11.      Class of            12.   Price per          13.   Date of             14. Date


                                                       Page 21 of Total 49 Pages


         security                  share                    transaction                company informed
-------- ------------------- ----- ------------------ ----- ------------------- ------ ------------------
         ORDINARY SHARES           N/A                      6 FEBRUARY 2003            6 FEBRUARY 2003
         OF 25P EACH
-------- ------------------- ----- ------------------ ----- ------------------- ------ ------------------


------- --------------------------------------------- ----- ---------------------------------------------
15.     Total holding following this notification     16.   Total percentage holding of issued class
                                                            following this notification
------- --------------------------------------------- ----- ---------------------------------------------
        N/A                                                 N/A
------- --------------------------------------------- ----- ---------------------------------------------


If a director has been granted options by the company please complete the following boxes.
------- --------------------------------------------- ----- ---------------------------------------------
17.     Date of grant                                 18.   Period during which or date on which
                                                            options exercisable
------- --------------------------------------------- ----- ---------------------------------------------
        6 FEBRUARY 2003                                     6 FEBRUARY 2006  SUBJECT TO PERFORMANCE
                                                            CONDITIONS
------- --------------------------------------------- ----- ---------------------------------------------


------- --------------------------------------------- ----- ---------------------------------------------
19.     Total amount paid (if any) for grant of the   20.   Description of shares or debentures
        option                                              involved: class, number
------- --------------------------------------------- ----- ---------------------------------------------
        N/A                                                 44,652 ORDINARY SHARES OF 25P EACH GRANTED
                                                            UNDER THE BOC GROUP LONG TERM INCENTIVE PLAN
------- --------------------------------------------- ----- ---------------------------------------------


------- --------------------------------------------- ----- ---------------------------------------------
21.     Exercise price (if fixed at time of grant)    22.   Total number of shares or debentures over
        or indication that price is to be fixed at          which options held following this
        time of exercise                                    notification
------- --------------------------------------------- ----- ---------------------------------------------
        OPTIONS GRANTED AT NIL COST                         506,677
------- --------------------------------------------- ----- ---------------------------------------------


------- --------------------------------------------- ----- ---------------------------------------------
23.     Any additional information                    24.   Name of contact and telephone number for
                                                            queries
------- --------------------------------------------- ----- ---------------------------------------------
------- --------------------------------------------- ----- ---------------------------------------------
        The options, granted under The BOC Group            DAVID KINNAIR 01276 807649
        Long Term Incentive Plan may be satisfied
        by a new issue of shares to the director or
        by a transfer of shares from The BOC Group
        plc Employee Share Trust (1995). The Trust
        has the right to subscribe the number of
        shares required to satisfy the option.

------- --------------------------------------------- ----- ---------------------------------------------

                                                       Page 22 of Total 49 Pages


-------- ------------------------------------------------------------------------------------------------
25.     Name and signature of authorised company official responsible for making this notification

         DAVID KINNAIR, ASSISTANT COMPANY SECRETARY
         Date of notification 7 FEBRUARY 2003___________________

-------- ------------------------------------------------------------------------------------------------


                                                       Page 23 of Total 49 Pages

       THE BOC GROUP PLC ANNOUNCEMENT RELEASED TO A REGULATORY INFORMATION
             SERVICE AT 13.01 HRS ON 7 FEBRUARY 2003 UNDER REF NO.

                              PRNUK-0702031258-23F5

                                   SCHEDULE 11

          NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS



All relevant boxes should be completed in block capital letters.
------ ---------------------------------------------- ---- ----------------------------------------------
1.      Name of company                               2.   Name of director
------ ---------------------------------------------- ---- ----------------------------------------------
       THE BOC GROUP PLC                                   JOHN LAWRENCE WALSH
------ ---------------------------------------------- ---- ----------------------------------------------


------ ---------------------------------------------- ---- ----------------------------------------------
3.     Please state whether notification indicates    4.   Name of the registered holder(s) and, if
       that it is in respect of holding of the             more than one holder, the number of shares
       shareholder named in 2 above or in respect          held by each of them (if notified)
       of a non-beneficial interest or in the case
       of an individual holder if it is a holding
       of that person's spouse or children under
       the age of 18 or in respect of a
       non-beneficial interest
------ ---------------------------------------------- ---- ----------------------------------------------
       IN RESPECT OF A HOLDING OF THE DIRECTOR IN 2        JOHN LAWRENCE WALSH
       ABOVE
------ ---------------------------------------------- ---- ----------------------------------------------


------ ---------------------------------------------- ---- ----------------------------------------------
5.      Please state whether notification relates to  6.   Please state the nature of the transaction.
        a person(s) connected with the director            For PEP transactions please indicate whether
        named in 2 above and identify the connected        general/single co PEP and if
        person(s)                                          discretionary/non discretionary
------ ---------------------------------------------- ---- ----------------------------------------------
       N/A                                                 LONG TERM INCENTIVE PLAN GRANT
------ ---------------------------------------------- ---- ----------------------------------------------


------- -------------------- ----- ------------------ ----- -------------------- ----- ------------------
7.      Number of            8.    Percentage of         9. Number of            10.   Percentage of
        shares/amount of           issued class             shares/amount of            issued class
        stock acquired                                      stock disposed
------- -------------------- ----- ------------------ ----- -------------------- ----- ------------------
        N/A                        N/A                      N/A                        N/A
------- -------------------- ----- ------------------ ----- -------------------- ----- ------------------

-------- ------------------- ----- ------------------ ----- ------------------- ------ ------------------
11.      Class of            12.   Price per          13.   Date of             14. Date


                                                       Page 24 of Total 49 Pages


         security                  share                    transaction                company informed
-------- ------------------- ----- ------------------ ----- ------------------- ------ ------------------
         ORDINARY SHARES           N/A                      6 FEBRUARY 2003            6 FEBRUARY 2003
         OF 25P EACH
-------- ------------------- ----- ------------------ ----- ------------------- ------ ------------------


------- --------------------------------------------- ----- ---------------------------------------------
15.     Total holding following this notification     16.   Total percentage holding of issued class
                                                            following this notification
------- --------------------------------------------- ----- ---------------------------------------------
        N/A                                                 N/A
------- --------------------------------------------- ----- ---------------------------------------------


If a director has been granted options by the company please complete the following boxes.
------- --------------------------------------------- ----- ---------------------------------------------
17.     Date of grant                                 18.   Period during which or date on which
                                                            options exercisable
------- --------------------------------------------- ----- ---------------------------------------------
        6 FEBRUARY 2003                                     6 FEBRUARY 2006  SUBJECT TO PERFORMANCE
                                                            CONDITIONS
------- --------------------------------------------- ----- ---------------------------------------------


------- --------------------------------------------- ----- ---------------------------------------------
19.     Total amount paid (if any) for grant of the   20.   Description of shares or debentures
        option                                              involved: class, number
------- --------------------------------------------- ----- ---------------------------------------------
        N/A                                                 42,622 ORDINARY SHARES OF 25P EACH GRANTED
                                                            UNDER THE BOC GROUP LONG TERM INCENTIVE PLAN
------- --------------------------------------------- ----- ---------------------------------------------


------- --------------------------------------------- ----- ---------------------------------------------
21.     Exercise price (if fixed at time of grant)    22.   Total number of shares or debentures over
        or indication that price is to be fixed at          which options held following this
        time of exercise                                    notification
------- --------------------------------------------- ----- ---------------------------------------------
        OPTIONS GRANTED AT NIL COST                         512,886
------- --------------------------------------------- ----- ---------------------------------------------


------- --------------------------------------------- ----- ---------------------------------------------
23.     Any additional information                    24.   Name of contact and telephone number for
                                                            queries
------- --------------------------------------------- ----- ---------------------------------------------
        The options, granted under The BOC Group            DAVID KINNAIR 01276 807649
        Long Term Incentive Plan may be satisfied
        by a new issue of shares to the director or
        by a transfer of shares from The BOC Group
        plc Employee Share Trust (1995). The Trust
        has the right to subscribe the number of
        shares required to satisfy the option.

------- --------------------------------------------- ----- ---------------------------------------------

                                                       Page 25 of Total 49 Pages


-------- ------------------------------------------------------------------------------------------------
25.     Name and signature of authorised company official responsible for making this notification

         DAVID KINNAIR, ASSISTANT COMPANY SECRETARY
         Date of notification 7 FEBRUARY 2003___________________

-------- ------------------------------------------------------------------------------------------------


                                                       Page 26 of Total 49 Pages

       THE BOC GROUP PLC ANNOUNCEMENT RELEASED TO A REGULATORY INFORMATION
             SERVICE AT 13.08 HRS ON 7 FEBRUARY 2003 UNDER REF NO.

                              PRNUK-0702031304-7BDB

                                   SCHEDULE 11

          NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS


All relevant boxes should be completed in block capital letters.
------ ---------------------------------------------- ---- ----------------------------------------------
1.      Name of company                               2.   Name of director
------ ---------------------------------------------- ---- ----------------------------------------------
       THE BOC GROUP PLC                                   KRISHNAMURTHY RAJAGOPAL
------ ---------------------------------------------- ---- ----------------------------------------------


------ ---------------------------------------------- ---- ----------------------------------------------
3.     Please state whether notification indicates    4.   Name of the registered holder(s) and, if
       that it is in respect of holding of the             more than one holder, the number of shares
       shareholder named in 2 above or in respect          held by each of them (if notified)
       of a non-beneficial interest or in the case
       of an individual holder if it is a holding
       of that person's spouse or children under
       the age of 18 or in respect of a
       non-beneficial interest
------ ---------------------------------------------- ---- ----------------------------------------------
       IN RESPECT OF A HOLDING OF THE DIRECTOR IN 2        KRISHNAMURTHY RAJAGOPAL
       ABOVE
------ ---------------------------------------------- ---- ----------------------------------------------


------ ---------------------------------------------- ---- ----------------------------------------------
5.      Please state whether notification relates to  6.   Please state the nature of the transaction.
        a person(s) connected with the director            For PEP transactions please indicate whether
        named in 2 above and identify the connected        general/single co PEP and if
        person(s)                                          discretionary/non discretionary
------ ---------------------------------------------- ---- ----------------------------------------------
       N/A                                                 LONG TERM INCENTIVE PLAN GRANT
------ ---------------------------------------------- ---- ----------------------------------------------


------- -------------------- ----- ------------------ ----- -------------------- ----- ------------------
7.      Number of            8.    Percentage of         9. Number of            10.   Percentage of
        shares/amount of           issued class             shares/amount of            issued class
        stock acquired                                      stock disposed
------- -------------------- ----- ------------------ ----- -------------------- ----- ------------------
        N/A                        N/A                      N/A                        N/A
------- -------------------- ----- ------------------ ----- -------------------- ----- ------------------

-------- ------------------- ----- ------------------ ----- ------------------- ------ ------------------
11.      Class of            12.   Price per          13.   Date of             14. Date


                                                       Page 27 of Total 49 Pages


         security                  share                    transaction                company informed
-------- ------------------- ----- ------------------ ----- ------------------- ------ ------------------
         ORDINARY SHARES           N/A                      6 FEBRUARY 2003            6 FEBRUARY 2003
         OF 25P EACH
-------- ------------------- ----- ------------------ ----- ------------------- ------ ------------------


------- --------------------------------------------- ----- ---------------------------------------------
15.     Total holding following this notification     16.   Total percentage holding of issued class
                                                            following this notification
------- --------------------------------------------- ----- ---------------------------------------------
        N/A                                                 N/A
------- --------------------------------------------- ----- ---------------------------------------------


If a director has been granted options by the company please complete the following boxes.
------- --------------------------------------------- ----- ---------------------------------------------
17.     Date of grant                                 18.   Period during which or date on which
                                                            options exercisable
------- --------------------------------------------- ----- ---------------------------------------------
        6 FEBRUARY 2003                                     6 FEBRUARY 2006  SUBJECT TO PERFORMANCE
                                                            CONDITIONS
------- --------------------------------------------- ----- ---------------------------------------------


------- --------------------------------------------- ----- ---------------------------------------------
19.     Total amount paid (if any) for grant of the   20.   Description of shares or debentures
        option                                              involved: class, number
------- --------------------------------------------- ----- ---------------------------------------------
        N/A                                                 42,622 ORDINARY SHARES OF 25P EACH GRANTED
                                                            UNDER THE BOC GROUP LONG TERM INCENTIVE PLAN
------- --------------------------------------------- ----- ---------------------------------------------


------- --------------------------------------------- ----- ---------------------------------------------
21.     Exercise price (if fixed at time of grant)    22.   Total number of shares or debentures over
        or indication that price is to be fixed at          which options held following this
        time of exercise                                    notification
------- --------------------------------------------- ----- ---------------------------------------------
        OPTIONS GRANTED AT NIL COST                         591,636
------- --------------------------------------------- ----- ---------------------------------------------


------- --------------------------------------------- ----- ---------------------------------------------
23.     Any additional information                    24.   Name of contact and telephone number for
                                                            queries
------- --------------------------------------------- ----- ---------------------------------------------
        The options, granted under The BOC Group            DAVID KINNAIR 01276 807649
        Long Term Incentive Plan may be satisfied
        by a new issue of shares to the director or
        by a transfer of shares from The BOC Group
        plc Employee Share Trust (1995). The Trust
        has the right to subscribe the number of
        shares required to satisfy the option.

------- --------------------------------------------- ----- ---------------------------------------------

                                                       Page 28 of Total 49 Pages


-------- ------------------------------------------------------------------------------------------------
25.     Name and signature of authorised company official responsible for making this notification

         DAVID KINNAIR, ASSISTANT COMPANY SECRETARY
         Date of notification 7 FEBRUARY 2003___________________

-------- ------------------------------------------------------------------------------------------------


                                                       Page 29 of Total 49 Pages

       THE BOC GROUP PLC ANNOUNCEMENT RELEASED TO A REGULATORY INFORMATION
             SERVICE AT 13.13 HRS ON 7 FEBRUARY 2003 UNDER REF NO.

                              PRNUK-0702031309-35FA

                                   SCHEDULE 11

          NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS




All relevant boxes should be completed in block capital letters.
------ ---------------------------------------------- ---- ----------------------------------------------
1.      Name of company                               2.   Name of director
------ ---------------------------------------------- ---- ----------------------------------------------
       THE BOC GROUP PLC                                   JOHN ANDREW BEVAN
------ ---------------------------------------------- ---- ----------------------------------------------


------ ---------------------------------------------- ---- ----------------------------------------------
3.     Please state whether notification indicates    4.   Name of the registered holder(s) and, if
       that it is in respect of holding of the             more than one holder, the number of shares
       shareholder named in 2 above or in respect          held by each of them (if notified)
       of a non-beneficial interest or in the case
       of an individual holder if it is a holding
       of that person's spouse or children under
       the age of 18 or in respect of a
       non-beneficial interest
------ ---------------------------------------------- ---- ----------------------------------------------
       IN RESPECT OF A HOLDING OF THE DIRECTOR IN 2        JOHN ANDREW BEVAN
       ABOVE
------ ---------------------------------------------- ---- ----------------------------------------------


------ ---------------------------------------------- ---- ----------------------------------------------
5.      Please state whether notification relates to  6.   Please state the nature of the transaction.
        a person(s) connected with the director            For PEP transactions please indicate whether
        named in 2 above and identify the connected        general/single co PEP and if
        person(s)                                          discretionary/non discretionary
------ ---------------------------------------------- ---- ----------------------------------------------
       N/A                                                 LONG TERM INCENTIVE PLAN GRANT
------ ---------------------------------------------- ---- ----------------------------------------------


------- -------------------- ----- ------------------ ----- -------------------- ----- ------------------
7.      Number of            8.    Percentage of         9. Number of            10.   Percentage of
        shares/amount of           issued class             shares/amount of            issued class
        stock acquired                                      stock disposed
------- -------------------- ----- ------------------ ----- -------------------- ----- ------------------
        N/A                        N/A                      N/A                        N/A
------- -------------------- ----- ------------------ ----- -------------------- ----- ------------------

-------- ------------------- ----- ------------------ ----- ------------------- ------ ------------------
11.      Class of            12.   Price per          13.   Date of             14. Date


                                                       Page 30 of Total 49 Pages


         security                  share                    transaction                company informed
-------- ------------------- ----- ------------------ ----- ------------------- ------ ------------------
         ORDINARY SHARES           N/A                      6 FEBRUARY 2003            6 FEBRUARY 2003
         OF 25P EACH
-------- ------------------- ----- ------------------ ----- ------------------- ------ ------------------


------- --------------------------------------------- ----- ---------------------------------------------
15.     Total holding following this notification     16.   Total percentage holding of issued class
                                                            following this notification
------- --------------------------------------------- ----- ---------------------------------------------
        N/A                                                 N/A
------- --------------------------------------------- ----- ---------------------------------------------


If a director has been granted options by the company please complete the following boxes.
------- --------------------------------------------- ----- ---------------------------------------------
17.     Date of grant                                 18.   Period during which or date on which
                                                            options exercisable
------- --------------------------------------------- ----- ---------------------------------------------
        6 FEBRUARY 2003                                     6 FEBRUARY 2006  SUBJECT TO PERFORMANCE
                                                            CONDITIONS
------- --------------------------------------------- ----- ---------------------------------------------


------- --------------------------------------------- ----- ---------------------------------------------
19.     Total amount paid (if any) for grant of the   20.   Description of shares or debentures
        option                                              involved: class, number
------- --------------------------------------------- ----- ---------------------------------------------
        N/A                                                 38,659 ORDINARY SHARES OF 25P EACH GRANTED
                                                            UNDER THE BOC GROUP LONG TERM INCENTIVE PLAN
------- --------------------------------------------- ----- ---------------------------------------------


------- --------------------------------------------- ----- ---------------------------------------------
21.     Exercise price (if fixed at time of grant)    22.   Total number of shares or debentures over
        or indication that price is to be fixed at          which options held following this
        time of exercise                                    notification
------- --------------------------------------------- ----- ---------------------------------------------
        OPTIONS GRANTED AT NIL COST                         324,722
------- --------------------------------------------- ----- ---------------------------------------------


------- --------------------------------------------- ----- ---------------------------------------------
23.     Any additional information                    24.   Name of contact and telephone number for
                                                            queries
------- --------------------------------------------- ----- ---------------------------------------------
        The options, granted under The BOC Group            DAVID KINNAIR 01276 807649
        Long Term Incentive Plan may be satisfied
        by a new issue of shares to the director or
        by a transfer of shares from The BOC Group
        plc Employee Share Trust (1995). The Trust
        has the right to subscribe the number of
        shares required to satisfy the option.

------- --------------------------------------------- ----- ---------------------------------------------

                                                       Page 31 of Total 49 Pages


-------- ------------------------------------------------------------------------------------------------
25.     Name and signature of authorised company official responsible for making this notification

         DAVID KINNAIR, ASSISTANT COMPANY SECRETARY
         Date of notification 7 FEBRUARY 2003___________________

-------- ------------------------------------------------------------------------------------------------


                                                       Page 32 of Total 49 Pages

       THE BOC GROUP PLC ANNOUNCEMENT RELEASED TO A REGULATORY INFORMATION
             SERVICE AT 14.13 HRS ON 7 FEBRUARY 2003 UNDER REF NO.

                              PRNUK-0702031410-BF6F

                                   SCHEDULE 11

          NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS




All relevant boxes should be completed in block capital letters.
------ ---------------------------------------------- ---- ----------------------------------------------
1.      Name of company                               2.   Name of director
------ ---------------------------------------------- ---- ----------------------------------------------
       THE BOC GROUP PLC                                   RENE MEDORI
------ ---------------------------------------------- ---- ----------------------------------------------


------ ---------------------------------------------- ---- ----------------------------------------------
3.     Please state whether notification indicates    4.   Name of the registered holder(s) and, if
       that it is in respect of holding of the             more than one holder, the number of shares
       shareholder named in 2 above or in respect          held by each of them (if notified)
       of a non-beneficial interest or in the case
       of an individual holder if it is a holding
       of that person's spouse or children under
       the age of 18 or in respect of a
       non-beneficial interest
------ ---------------------------------------------- ---- ----------------------------------------------
       IN RESPECT OF A HOLDING OF THE DIRECTOR IN 2        RENE MEDORI
       ABOVE
------ ---------------------------------------------- ---- ----------------------------------------------


------ ---------------------------------------------- ---- ----------------------------------------------
5.      Please state whether notification relates to  6.   Please state the nature of the transaction.
        a person(s) connected with the director            For PEP transactions please indicate whether
        named in 2 above and identify the connected        general/single co PEP and if
        person(s)                                          discretionary/non discretionary
------ ---------------------------------------------- ---- ----------------------------------------------
       N/A                                                 EXERCISE AND SALE OF EXECUTIVE SHARE PURCHASE
                                                           PLAN
------ ---------------------------------------------- ---- ----------------------------------------------


------- -------------------- ----- ------------------ ----- -------------------- ----- ------------------
7.      Number of            8.    Percentage of         9. Number of            10.   Percentage of
        shares/amount of           issued class             shares/amount of            issued class
        stock acquired                                      stock disposed
------- -------------------- ----- ------------------ ----- -------------------- ----- ------------------
        10,000 ORDINARY            LESS THAN 0.1%           10,000 SHARES SOLD         LESS THAN 0.1%
        SHARES OF 25p EACH
------- -------------------- ----- ------------------ ----- -------------------- ----- ------------------

                                                       Page 33 of Total 49 Pages


-------- ------------------- ----- ------------------ ----- ------------------- ------ ------------------
11.      Class of            12.   Price per          13.   Date of             14.    Date
         security                  share                    transaction                company informed
-------- ------------------- ----- ------------------ ----- ------------------- ------ ------------------
         ORDINARY SHARES           750.03P                  7 FEBRUARY 2003            7 FEBRUARY 2003
         OF 25P EACH
-------- ------------------- ----- ------------------ ----- ------------------- ------ ------------------


------- --------------------------------------------- ----- ---------------------------------------------
15.     Total holding following this notification     16.   Total percentage holding of issued class
                                                            following this notification
------- --------------------------------------------- ----- ---------------------------------------------
        16,772 ORDINARY SHARES                              LESS THAN 0.1%
        479,905 OPTIONS
------- --------------------------------------------- ----- ---------------------------------------------


If a director has been granted options by the company please complete the following boxes.
------- --------------------------------------------- ----- ---------------------------------------------
17.     Date of grant                                 18.   Period during which or date on which
                                                            options exercisable
------- --------------------------------------------- ----- ---------------------------------------------
        N/A                                                 N/A
------- --------------------------------------------- ----- ---------------------------------------------


------- --------------------------------------------- ----- ---------------------------------------------
19.     Total amount paid (if any) for grant of the   20.   Description of shares or debentures
        option                                              involved: class, number
------- --------------------------------------------- ----- ---------------------------------------------
        N/A                                                 N/A
------- --------------------------------------------- ----- ---------------------------------------------


------- --------------------------------------------- ----- ---------------------------------------------
21.     Exercise price (if fixed at time of grant)    22.   Total number of shares or debentures over
        or indication that price is to be fixed at          which options held following this
        time of exercise                                    notification
------- --------------------------------------------- ----- ---------------------------------------------
        N/A                                                 N/A
------- --------------------------------------------- ----- ---------------------------------------------


------- --------------------------------------------- ----- ---------------------------------------------
23.     Any additional information                    24.   Name of contact and telephone number for
                                                            queries
------- --------------------------------------------- ----- ---------------------------------------------
        N/A                                                 DAVID KINNAIR 01276 807649

------- --------------------------------------------- ----- ---------------------------------------------
25.     Name and signature of authorised company official responsible for making this notification

         DAVID KINNAIR, ASSISTANT COMPANY SECRETARY
         Date of notification 7 FEBRUARY 2003___________________

-------- ------------------------------------------------------------------------------------------------


                                                       Page 34 of Total 49 Pages

       THE BOC GROUP PLC ANNOUNCEMENT RELEASED TO A REGULATORY INFORMATION
             SERVICE AT 15.02 HRS ON 11 FEBRUARY 2003 UNDER REF NO.

                              PRNUK-1102031501-34AF

                                   SCHEDULE 11

          NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS


All relevant boxes should be completed in block capital letters.
------ ---------------------------------------------- ---- ----------------------------------------------
1.      Name of company                               2.   Name of director
------ ---------------------------------------------- ---- ----------------------------------------------
       THE BOC GROUP PLC                                   JOHN LAWRENCE WALSH
------ ---------------------------------------------- ---- ----------------------------------------------


------ ---------------------------------------------- ---- ----------------------------------------------
3.     Please state whether notification indicates    4.   Name of the registered holder(s) and, if
       that it is in respect of holding of the             more than one holder, the number of shares
       shareholder named in 2 above or in respect          held by each of them (if notified)
       of a non-beneficial interest or in the case
       of an individual holder if it is a holding
       of that person's spouse or children under
       the age of 18 or in respect of a
       non-beneficial interest
------ ---------------------------------------------- ---- ----------------------------------------------
       IN RESPECT OF A HOLDING OF THE DIRECTOR IN 2        JOHN LAWRENCE WALSH
       ABOVE
------ ---------------------------------------------- ---- ----------------------------------------------


------ ---------------------------------------------- ---- ----------------------------------------------
5.      Please state whether notification relates to  6.   Please state the nature of the transaction.
        a person(s) connected with the director            For PEP transactions please indicate whether
        named in 2 above and identify the connected        general/single co PEP and if
        person(s)                                          discretionary/non discretionary
------ ---------------------------------------------- ---- ----------------------------------------------
       N/A                                                 EXERCISE AND SALE OF EXECUTIVE SHARE PURCHASE
                                                           PLAN
------ ---------------------------------------------- ---- ----------------------------------------------


------- -------------------- ----- ------------------ ----- -------------------- ----- ------------------
7.      Number of            8.    Percentage of         9. Number of            10.   Percentage of
        shares/amount of           issued class             shares/amount of           issued class
        stock acquired                                      stock disposed
------- -------------------- ----- ------------------ ----- -------------------- ----- ------------------
        10,000 ORDINARY            LESS THAN 0.1%           5,000 SHARES SOLD          LESS THAN 0.1%
        SHARES OF 25p EACH
------- -------------------- ----- ------------------ ----- -------------------- ----- ------------------

                                                       Page 35 of Total 49 Pages


-------- ------------------- ----- ------------------ ----- ------------------- ------ ------------------
11.      Class of            12.   Price per          13.   Date of             14.    Date
         security                  share                    transaction                company informed
-------- ------------------- ----- ------------------ ----- ------------------- ------ ------------------
         ORDINARY SHARES           749P                     11 FEBRUARY 2003           11 FEBRUARY 2003
         OF 25P EACH
-------- ------------------- ----- ------------------ ----- ------------------- ------ ------------------


------- --------------------------------------------- ----- ---------------------------------------------
15.     Total holding following this notification     16.   Total percentage holding of issued class
                                                            following this notification
------- --------------------------------------------- ----- ---------------------------------------------
        13,175 ORDINARY SHARES                              LESS THAN 0.1%
        494,711 OPTIONS
------- --------------------------------------------- ----- ---------------------------------------------


If a director has been granted options by the company please complete the following boxes.
------- --------------------------------------------- ----- ---------------------------------------------
17.     Date of grant                                 18.   Period during which or date on which
                                                            options exercisable
------- --------------------------------------------- ----- ---------------------------------------------
        N/A                                                 N/A
------- --------------------------------------------- ----- ---------------------------------------------


------- --------------------------------------------- ----- ---------------------------------------------
19.     Total amount paid (if any) for grant of the   20.   Description of shares or debentures
        option                                              involved: class, number
------- --------------------------------------------- ----- ---------------------------------------------
        N/A                                                 N/A
------- --------------------------------------------- ----- ---------------------------------------------


------- --------------------------------------------- ----- ---------------------------------------------
21.     Exercise price (if fixed at time of grant)    22.   Total number of shares or debentures over
        or indication that price is to be fixed at          which options held following this
        time of exercise                                    notification
------- --------------------------------------------- ----- ---------------------------------------------
        N/A                                                 N/A
------- --------------------------------------------- ----- ---------------------------------------------


------- --------------------------------------------- ----- ---------------------------------------------
23.     Any additional information                    24.   Name of contact and telephone number for
                                                            queries
------- --------------------------------------------- ----- ---------------------------------------------
        N/A                                                 DAVID KINNAIR 01276 807649

------- --------------------------------------------- ----- ---------------------------------------------
25.     Name and signature of authorised company official responsible for making this notification

         DAVID KINNAIR, ASSISTANT COMPANY SECRETARY
         Date of notification 11 FEBRUARY 2003___________________

-------- ------------------------------------------------------------------------------------------------


                                                       Page 36 of Total 49 Pages

 THE BOC GROUP PLC ANNOUNCEMENT RELEASED TO A REGULATORY INFORMATION SERVICE AT
        16.53 HRS ON 13 FEBRUARY 2003 UNDER REF NO PRNUK-1302031651-5638



                                   SCHEDULE 11

          NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS




All relevant boxes should be completed in block capital letters.
------ ---------------------------------------------- ---- ----------------------------------------------
1.      Name of company                               2.   Name of director
------ ---------------------------------------------- ---- ----------------------------------------------
       THE BOC GROUP plc                                   KRISHNAMURTHY RAJAGOPAL
------ ---------------------------------------------- ---- ----------------------------------------------


------ ---------------------------------------------- ---- ----------------------------------------------
3.     Please state whether notification indicates    4.   Name of the registered holder(s) and, if
       that it is in respect of holding of the             more than one holder, the number of shares
       shareholder named in 2 above or in respect          held by each of them (if notified)
       of a non-beneficial interest or in the case
       of an individual holder if it is a holding
       of that person's spouse or children under
       the age of 18 or in respect of a
       non-beneficial interest
------ ---------------------------------------------- ---- ----------------------------------------------
       IN RESPECT OF A HOLDING OF THE DIRECTOR IN 2        KRISHNAMURTHY RAJAGOPAL
       ABOVE
------ ---------------------------------------------- ---- ----------------------------------------------


------ ---------------------------------------------- ---- ----------------------------------------------
5.      Please state whether notification relates to  6.   Please state the nature of the transaction.
        a person(s) connected with the director            For PEP transactions please indicate whether
        named in 2 above and identify the connected        general/single co PEP and if
        person(s)                                          discretionary/non discretionary
------ ---------------------------------------------- ---- ----------------------------------------------
       N/A                                                 LAPSE OF SENIOR EXECUTIVE SHARE OPTION SCHEME
------ ---------------------------------------------- ---- ----------------------------------------------


------- -------------------- ----- ------------------ ----- -------------------- ----- ------------------
7.      Number of            8.    Percentage of         9. Number of            10.   Percentage of
        shares/amount of           issued class             shares/amount of            issued class
        stock acquired                                      stock disposed
------- -------------------- ----- ------------------ ----- -------------------- ----- ------------------
        N/A                        N/A                      10,000 SHARES LAPSED       LESS THAN 0.1%

------- -------------------- ----- ------------------ ----- -------------------- ----- ------------------

                                                       Page 37 of Total 49 Pages


-------- ------------------- ----- ------------------ ----- ------------------- ------ ------------------
11.      Class of            12.   Price per          13.   Date of             14.    Date
         security                  share                    transaction                company informed
-------- ------------------- ----- ------------------ ----- ------------------- ------ ------------------
         ORDINARY SHARES           N/A                      12 FEBRUARY 2003           12 FEBRUARY 2003
         OF 25P EACH
-------- ------------------- ----- ------------------ ----- ------------------- ------ ------------------


------- --------------------------------------------- ----- ---------------------------------------------
15.     Total holding following this notification     16.   Total percentage holding of issued class
                                                            following this notification
------- --------------------------------------------- ----- ---------------------------------------------
        14,416 ORDINARY SHARES                              LESS THAN 0.1%
        567,220 OPTIONS
------- --------------------------------------------- ----- ---------------------------------------------


If a director has been granted options by the company please complete the following boxes.
------- --------------------------------------------- ----- ---------------------------------------------
17.     Date of grant                                 18.   Period during which or date on which
                                                            options exercisable
------- --------------------------------------------- ----- ---------------------------------------------
        N/A                                                 N/A
------- --------------------------------------------- ----- ---------------------------------------------


------- --------------------------------------------- ----- ---------------------------------------------
19.     Total amount paid (if any) for grant of the   20.   Description of shares or debentures
        option                                              involved: class, number
------- --------------------------------------------- ----- ---------------------------------------------
        N/A                                                 N/A
------- --------------------------------------------- ----- ---------------------------------------------


------- --------------------------------------------- ----- ---------------------------------------------
21.     Exercise price (if fixed at time of grant)    22.   Total number of shares or debentures over
        or indication that price is to be fixed at          which options held following this
        time of exercise                                    notification
------- --------------------------------------------- ----- ---------------------------------------------
        N/A                                                 N/A
------- --------------------------------------------- ----- ---------------------------------------------


------- --------------------------------------------- ----- ---------------------------------------------
23.     Any additional information                    24.   Name of contact and telephone number for
                                                            queries
------- --------------------------------------------- ----- ---------------------------------------------
        N/A                                                 SARAH LARKINS 01276 807383

------- --------------------------------------------- ----- ---------------------------------------------
25.     Name and signature of authorised company official responsible for making this notification

         SARAH LARKINS, COMPANY SECRETARIAL ASSISTANT
         Date of notification ___13 FEBRUARY 2003___________________

-------- ------------------------------------------------------------------------------------------------


                                                       Page 38 of Total 49 Pages

 The BOC Group plc Announcement released to a Regulatory Information Service at
                   12.18 hrs on 14 February 2003 under ref no
                              PRNUK-1402031216-24A6


                                   SCHEDULE 11

          NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS



All relevant boxes should be completed in block capital letters.
------ ---------------------------------------------- ---- ----------------------------------------------
1.      Name of company                               2.   Name of director
------ ---------------------------------------------- ---- ----------------------------------------------
       THE BOC GROUP plc                                   ROBERT JOHN MARGETTS
------ ---------------------------------------------- ---- ----------------------------------------------


------ ---------------------------------------------- ---- ----------------------------------------------
3.     Please state whether notification indicates    4.   Name of the registered holder(s) and, if
       that it is in respect of holding of the             more than one holder, the number of shares
       shareholder named in 2 above or in respect          held by each of them (if notified)
       of a non-beneficial interest or in the case
       of an individual holder if it is a holding
       of that person's spouse or children under
       the age of 18 or in respect of a
       non-beneficial interest
------ ---------------------------------------------- ---- ----------------------------------------------
       IN RESPECT OF A HOLDING OF THE DIRECTOR IN 2        ROBERT JOHN MARGETTS
       ABOVE
------ ---------------------------------------------- ---- ----------------------------------------------


------ ---------------------------------------------- ---- ----------------------------------------------
5.      Please state whether notification relates to  6.   Please state the nature of the transaction.
        a person(s) connected with the director            For PEP transactions please indicate whether
        named in 2 above and identify the connected        general/single co PEP and if
        person(s)                                          discretionary/non discretionary
------ ---------------------------------------------- ---- ----------------------------------------------
       N/A                                                 PURCHASE
------ ---------------------------------------------- ---- ----------------------------------------------


------- -------------------- ----- ------------------ ----- -------------------- ----- ------------------
7.      Number of            8.    Percentage of         9. Number of            10.   Percentage of
        shares/amount of           issued class             shares/amount of            issued class
        stock acquired                                      stock disposed
------- -------------------- ----- ------------------ ----- -------------------- ----- ------------------
        6,000                      LESS THAN 0.1%           N/A                        N/A
------- -------------------- ----- ------------------ ----- -------------------- ----- ------------------

-------- ------------------- ----- ------------------ ----- ------------------- ------ ------------------
11.      Class of            12.   Price per          13.   Date of             14.    Date
         security                  share                    transaction                company


                                                       Page 39 of Total 49 Pages

                                                                                       informed
-------- ------------------- ----- ------------------ ----- ------------------- ------ ------------------
         ORDINARY SHARES           N/A                      14 FEBRUARY 2003           14 FEBRUARY 2003
         OF 25P EACH
-------- ------------------- ----- ------------------ ----- ------------------- ------ ------------------


------- --------------------------------------------- ----- ---------------------------------------------
15.     Total holding following this notification     16.   Total percentage holding of issued class
                                                            following this notification
------- --------------------------------------------- ----- ---------------------------------------------
        17,000 ORDINARY SHARES                              LESS THAN 0.1%
------- --------------------------------------------- ----- ---------------------------------------------


If a director has been granted options by the company please complete the following boxes.
------- --------------------------------------------- ----- ---------------------------------------------
17.     Date of grant                                 18.   Period during which or date on which
                                                            options exercisable
------- --------------------------------------------- ----- ---------------------------------------------
        N/A                                                 N/A
------- --------------------------------------------- ----- ---------------------------------------------


------- --------------------------------------------- ----- ---------------------------------------------
19.     Total amount paid (if any) for grant of the   20.   Description of shares or debentures
        option                                              involved: class, number
------- --------------------------------------------- ----- ---------------------------------------------
        N/A                                                 N/A
------- --------------------------------------------- ----- ---------------------------------------------


------- --------------------------------------------- ----- ---------------------------------------------
21.     Exercise price (if fixed at time of grant)    22.   Total number of shares or debentures over
        or indication that price is to be fixed at          which options held following this
        time of exercise                                    notification
------- --------------------------------------------- ----- ---------------------------------------------
        N/A                                                 N/A
------- --------------------------------------------- ----- ---------------------------------------------


------- --------------------------------------------- ----- ---------------------------------------------
23.     Any additional information                    24.   Name of contact and telephone number for
                                                            queries
------- --------------------------------------------- ----- ---------------------------------------------
        N/A                                                 DAVID KINNAIR 01276 807649

------- --------------------------------------------- ----- ---------------------------------------------
25.     Name and signature of authorised company official responsible for making this notification

         DAVID KINNAIR, ASSISTANT COMPANY SECRETARY
         Date of notification ___14 FEBRUARY 2003___________________

-------- ------------------------------------------------------------------------------------------------


                                                       Page 40 of Total 49 Pages

  The BOC Group plc Announcement released to a Regulatory Information Service at 12.31 hrs on 14 February 2003 under ref no PRNUK-1402031229-554C



                                   SCHEDULE 11

          NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS



All relevant boxes should be completed in block capital letters.
------ ---------------------------------------------- ---- ----------------------------------------------
1.      Name of company                               2.   Name of director
------ ---------------------------------------------- ---- ----------------------------------------------
       THE BOC GROUP plc                                   ROBERT JOHN MARGETTS
------ ---------------------------------------------- ---- ----------------------------------------------


------ ---------------------------------------------- ---- ----------------------------------------------
3.     Please state whether notification indicates    4.   Name of the registered holder(s) and, if
       that it is in respect of holding of the             more than one holder, the number of shares
       shareholder named in 2 above or in respect          held by each of them (if notified)
       of a non-beneficial interest or in the case
       of an individual holder if it is a holding
       of that person's spouse or children under
       the age of 18 or in respect of a
       non-beneficial interest
------ ---------------------------------------------- ---- ----------------------------------------------
       IN RESPECT OF A HOLDING OF THE DIRECTOR IN 2        ROBERT JOHN MARGETTS
       ABOVE
------ ---------------------------------------------- ---- ----------------------------------------------


------ ---------------------------------------------- ---- ----------------------------------------------
5.      Please state whether notification relates to  6.   Please state the nature of the transaction.
        a person(s) connected with the director            For PEP transactions please indicate whether
        named in 2 above and identify the connected        general/single co PEP and if
        person(s)                                          discretionary/non discretionary
------ ---------------------------------------------- ---- ----------------------------------------------
       N/A                                                 PURCHASE
------ ---------------------------------------------- ---- ----------------------------------------------


------- -------------------- ----- ------------------ ----- -------------------- ----- ------------------
7.      Number of            8.    Percentage of         9. Number of            10.   Percentage of
        shares/amount of           issued class             shares/amount of            issued class
        stock acquired                                      stock disposed
------- -------------------- ----- ------------------ ----- -------------------- ----- ------------------
        6,000                     LESS THAN 0.1%           N/A                        N/A
------- -------------------- ----- ------------------ ----- -------------------- ----- ------------------

-------- ------------------- ----- ------------------ ----- ------------------- ------ ------------------
11.      Class of            12.   Price per          13.   Date of             14.    Date
         security                  share                    transaction                company


                                                       Page 41 of Total 49 Pages

                                                                                       informed
-------- ------------------- ----- ------------------ ----- ------------------- ------ ------------------
         ORDINARY SHARES           743P                      14 FEBRUARY 2003           14 FEBRUARY 2003
         OF 25P EACH
-------- ------------------- ----- ------------------ ----- ------------------- ------ ------------------


------- --------------------------------------------- ----- ---------------------------------------------
15.     Total holding following this notification     16.   Total percentage holding of issued class
                                                            following this notification
------- --------------------------------------------- ----- ---------------------------------------------
        17,000 ORDINARY SHARES                              LESS THAN 0.1%
------- --------------------------------------------- ----- ---------------------------------------------


If a director has been granted options by the company please complete the following boxes.
------- --------------------------------------------- ----- ---------------------------------------------
17.     Date of grant                                 18.   Period during which or date on which
                                                            options exercisable
------- --------------------------------------------- ----- ---------------------------------------------
        N/A                                                 N/A
------- --------------------------------------------- ----- ---------------------------------------------


------- --------------------------------------------- ----- ---------------------------------------------
19.     Total amount paid (if any) for grant of the   20.   Description of shares or debentures
        option                                              involved: class, number
------- --------------------------------------------- ----- ---------------------------------------------
        N/A                                                 N/A
------- --------------------------------------------- ----- ---------------------------------------------


------- --------------------------------------------- ----- ---------------------------------------------
21.     Exercise price (if fixed at time of grant)    22.   Total number of shares or debentures over
        or indication that price is to be fixed at          which options held following this
        time of exercise                                    notification
------- --------------------------------------------- ----- ---------------------------------------------
        N/A                                                 N/A
------- --------------------------------------------- ----- ---------------------------------------------


------- --------------------------------------------- ----- ---------------------------------------------
23.     Any additional information                    24.   Name of contact and telephone number for
                                                            queries
------- --------------------------------------------- ----- ---------------------------------------------
        N/A                                                 DAVID KINNAIR 01276 807649

------- --------------------------------------------- ----- ---------------------------------------------
25.     Name and signature of authorised company official responsible for making this notification

         DAVID KINNAIR, ASSISTANT COMPANY SECRETARY
         Date of notification ___14 FEBRUARY 2003___________________

-------- ------------------------------------------------------------------------------------------------


                                                       Page 42 of Total 49 Pages

   THE BOC GROUP plc ANNOUNCEMENT RELEASED TO A REGULATORY INFORMATION SERVICE
       ON 17 FEBRUARY 2003 AT 12.31 HRS UNDER REF: PRNUK-1702031229-4C81



17 February 2003

R J Margetts Director shareholding clarification.

On 14 February 2003, The BOC Group plc announced under reference PRNUK - 1402021216-24A6 at 12:18pm that Robert John Margetts had purchased 6,000 shares. The price of the shares was omitted from this notification and a subsequent notification, superseding the previous notification, was released under reference PRNUK - 1402031229-554C at 12.30pm detailing the share price of 743p.



                                                       Page 43 of Total 49 Pages

   THE BOC GROUP plc ANNOUNCEMENT RELEASED TO A REGULATORY INFORMATION SERVICE
       ON 17 FEBRUARY 2003 AT 12.31 HRS UNDER REF: PRNUK-1702031225-00B2


                                   SCHEDULE 11

          NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS


All relevant boxes should be completed in block capital letters.
------ ---------------------------------------------- ---- ----------------------------------------------
1.      Name of company                               2.   Name of director
------ ---------------------------------------------- ---- ----------------------------------------------
       THE BOC GROUP plc                                   ROBERT JOHN MARGETTS
------ ---------------------------------------------- ---- ----------------------------------------------


------ ---------------------------------------------- ---- ----------------------------------------------
3.     Please state whether notification indicates    4.   Name of the registered holder(s) and, if
       that it is in respect of holding of the             more than one holder, the number of shares
       shareholder named in 2 above or in respect          held by each of them (if notified)
       of a non-beneficial interest or in the case
       of an individual holder if it is a holding
       of that person's spouse or children under
       the age of 18 or in respect of a
       non-beneficial interest
------ ---------------------------------------------- ---- ----------------------------------------------
       IN RESPECT OF A HOLDING OF THE DIRECTOR IN 2        ROBERT JOHN MARGETTS
       ABOVE
------ ---------------------------------------------- ---- ----------------------------------------------


------ ---------------------------------------------- ---- ----------------------------------------------
5.      Please state whether notification relates to  6.   Please state the nature of the transaction.
        a person(s) connected with the director            For PEP transactions please indicate whether
        named in 2 above and identify the connected        general/single co PEP and if
        person(s)                                          discretionary/non discretionary
------ ---------------------------------------------- ---- ----------------------------------------------
       JOAN SANDRA MARGETTS                                TRANSFER OF SHARES FROM RJ MARGETTS TO JS
                                                           MARGETTS (SPOUSE) BY WAY OF GIFT
------ ---------------------------------------------- ---- ----------------------------------------------


------- -------------------- ----- ------------------ ----- -------------------- ----- ------------------
7.      Number of            8.    Percentage of         9. Number of            10.   Percentage of
        shares/amount of           issued class             shares/amount of            issued class
        stock acquired                                      stock disposed
------- -------------------- ----- ------------------ ----- -------------------- ----- ------------------
        6,000 (JS MARGETTS         LESS THAN 0.1%           6,000 (RJ MARGETTS)        LESS THAN 0.1%
        (SPOUSE))
------- -------------------- ----- ------------------ ----- -------------------- ----- ------------------


                                                       Page 44 of Total 49 Pages

-------- ------------------- ----- ------------------ ----- ------------------- ------ ------------------
11.      Class of            12.   Price per          13.   Date of             14.    Date
         security                  share                    transaction                company
                                                                                       informed
-------- ------------------- ----- ------------------ ----- ------------------- ------ ------------------
         ORDINARY SHARES           NIL                      14 FEBRUARY 2003           17 FEBRUARY 2003
         OF 25P EACH
-------- ------------------- ----- ------------------ ----- ------------------- ------ ------------------


------- --------------------------------------------- ----- ---------------------------------------------
15.     Total holding following this notification     16.   Total percentage holding of issued class
                                                            following this notification
------- --------------------------------------------- ----- ---------------------------------------------
        17,000 ORDINARY SHARES                              LESS THAN 0.1%
------- --------------------------------------------- ----- ---------------------------------------------


If a director has been granted options by the company please complete the following boxes.
------- --------------------------------------------- ----- ---------------------------------------------
17.     Date of grant                                 18.   Period during which or date on which
                                                            options exercisable
------- --------------------------------------------- ----- ---------------------------------------------
        N/A                                                 N/A
------- --------------------------------------------- ----- ---------------------------------------------


------- --------------------------------------------- ----- ---------------------------------------------
19.     Total amount paid (if any) for grant of the   20.   Description of shares or debentures
        option                                              involved: class, number
------- --------------------------------------------- ----- ---------------------------------------------
        N/A                                                 N/A
------- --------------------------------------------- ----- ---------------------------------------------


------- --------------------------------------------- ----- ---------------------------------------------
21.     Exercise price (if fixed at time of grant)    22.   Total number of shares or debentures over
        or indication that price is to be fixed at          which options held following this
        time of exercise                                    notification
------- --------------------------------------------- ----- ---------------------------------------------
        N/A                                                 N/A
------- --------------------------------------------- ----- ---------------------------------------------


------- --------------------------------------------- ----- ---------------------------------------------
23.     Any additional information                    24.   Name of contact and telephone number for
                                                            queries
------- --------------------------------------------- ----- ---------------------------------------------
        N/A                                                 DAVID KINNAIR 01276 807649

------- --------------------------------------------- ----- ---------------------------------------------
25.     Name and signature of authorised company official responsible for making this notification

         DAVID KINNAIR, ASSISTANT COMPANY SECRETARY
         Date of notification ___17 FEBRUARY 2003___________________

-------- ------------------------------------------------------------------------------------------------


                                                       Page 45 of Total 49 Pages

       THE BOC GROUP plc ANNOUNCEMENT RELEASED TO A REGULATORY INFORMATION SERVICE AT 15.29 HRS ON 21 FEBRUARY 2003 UNDER REF: PRNUK-2102031527-4AB3

21 February 2003

FLUOROGAS CONTRACT CASE


BOC was notified this morning that a jury verdict in the United States District

Court for the Western District of Texas was obtained for USD132 million against

Fluorogas Limited, The BOC Group Inc. and The BOC Group plc. The verdict arises primarily out of an alleged breach of a memorandum of understanding by Fluorogas

Limited before it was acquired by The BOC Group plc in September 2001. The issue was identified during due diligence and it was considered that the potential liability, if any, was likely to be insignificant. The jury has returned a verdict but the judge has still to review this before entering a judgement,

which may lead to a variation to the verdict.

         BOC has faith in the jury system but believes the jury's verdict reflects a misunderstanding of the law and does not reflect the facts or any loss that may have been suffered by the plaintiffs. BOC believes it has substantial merit in its case. It will file all appropriate post trial motions with the trial court and if necessary appeal to the United States Court of Appeals.


The annual turnover of Fluorogas Limited was approximately GBP1 million.

--------------------- ----------------------------------------------------------
Contact:              Christopher Marsay, Group Manager - Investor Relations
--------------------- ----------------------------------------------------------
                      Tel: 01276 477222 (International +44 1276 477222)
--------------------- ----------------------------------------------------------



                                                       Page 46 of Total 49 Pages

   THE BOC GROUP plc ANNOUNCEMENT RELEASED TO A REGULATORY INFORMATION SERVICE
       ON 28 FEBRUARY 2003 AT 16.18 HRS UNDER REF: PRNUK-2802031617-14F4


                                   SCHEDULE 10

                    NOTIFICATION OF MAJOR INTERESTS IN SHARES

        All relevant boxes should be completed in block capital letters.


-------------------------------------------------------------------------------------------------------------------------

1.      Name of company                                              2. Name of shareholder having a major interest

        The BOC Group plc                                               Aviva plc (formerly CGNU plc)

-------------------------------------------------------------------------------------------------------------------------
3.      Please state whether notification indicates that             4. Name of the registered holder(s) and, if more than
        it is in respect of holding of the shareholder named            one holder, the number of shares held by each of
        in 2 above or in respect of a non-beneficial interest           them
        or in the case of an individual holder if it is a
        holding of that person's spouse or children under the           See additional information
        age of 18

        Notification in respect of party named in 2 above.


-------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------
5.    Number of         6. Percentage of issued         7. Number of shares/amount      8. Percentage of issued class
      shares/amount of     class                           of stock disposed
      stock acquired



-------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------
9.   Class of security                                   10. Date of transaction       11.  Date company informed

     Ordinary shares of 25p each                             27 February 2003               28 February 2003



-------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------
12.   Total holding following this notification          13. Total percentage holding of issued class following this notification

      14,839,258                                             2.98%



                                                       Page 47 of Total 49 Pages



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14.   Any additional information                         15. Name of contact and telephone number for queries

      The BOC Group plc had previously been advised           Carol Hunt
      that pursuant to s198 of the Companies Act, Aviva       Deputy Company Secretary
      plc (formerly CGNU plc) had an interest of 3.98%        01276 807759
      in the issued Ordinary shares of the Company.

      In a letter dated 28 February 2003 The BOC Group plc has been notified that Aviva plc no longer have a notifiable interest in the issued Ordinary share capital of the Company, such interest now being 2.98%.

-------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------
16. Name and signature of authorised company official responsible for making this notification

      Carol Hunt


-------------------------------------------------------------------------------------------------------------------------

Date of notification ___28 February 2003 _________

-------------------------------------------------------------------------------------------------------------------------




                                                       Page 48 of Total 49 Pages

                                    SIGNATURE



         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, The BOC Group plc, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.





Date: March 3, 2003



                                By:       /s/   Carol Anne Hunt
                                          ------------------------------
                                         Name:  Carol Anne Hunt
                                         Title: Deputy Company Secretary



                                                       Page 49 of Total 49 Pages